# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Milestone Scientific Inc., CIK 0000855683
CUSIP: 59935P209
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 425 Eagle Rock Avenue, Suite 403, Roseland, New Jersey (NJ), 07068
Date of event which requires filing of this statement: 02/01/2025
Amends the filing with accession number 0001193125-16-638421
Filed by CIK 0001606683
Persons authorized to receive notices and communications: Andrew D. Hudders,, Golenbock Eiseman Assor Bell&Peskoe LLP, 711 Third Avenue Floor 17, New York City, New York (NY), 10017, 212-907-7349

## Reporting persons
- Bp4 S.r.l. (CIK 0001606683): type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 9,672,192; sole dispositive power 9,672,192; aggregate amount beneficially owned 9,672,192 (12.35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Milestone Scientific Inc.
Address of issuer's principal executive offices: 425 Eagle Rock Avenue, Suite 403, Roseland, New Jersey (NJ), 07068

## Item 2. Identity and Background
Name of person filing: Bp4 S.r.l. (sometimes referred to as the Reporting Person)
Residence or business address: Corso Venezia 44, Milan, Italy 20121
Present principal occupation or employment: The Reporting Person is principally engaged in the business of investing in securities. Currently the Reporting Person has undertaken a voluntary liquidation under Italian law.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Italy - L6

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities currently held, as reported herein, are being held for investment purposes. The Reporting Person has entered a voluntary plan of liquidation and appointed Dr. Pedro Palau as the legal representative in place of the board of directors of the Reporting Person, as of February 1, 2025. The general mandate of Dr. Palau, as liquidator, is to repay creditors and then distribute the assets of the Reporting Person to its constituent parties.

In the context of the administration of the liquidation, the Reporting Person will review its investment in the issuer and will monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the issuer's financial position, operations, assets, prospects, strategic direction and business and other developments affecting the issuer. The Reporting Person will also evaluate its cash requirements for its operating expenses, which may require Reporting Person to sell some of the shares of Common Stock in the issuer, prior to any distribution of the remaining assets to its constituent parties.

The Reporting Person may from time to time take those actions with respect to its investment in the issuer as it deems appropriate, including, without limitation, (i) acquiring or disposing Common Stock of the issuer (or other securities of the issuer, if any), including exercising of any outstanding Common Stock derivative securities that it may hold; (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the issuer, all taking into account any trading and reporting restrictions then applicable. As a shareholder of the issuer, the Reporting Person may propose and encourage or vote for the issuer to engage in acquisition and disposition transactions and to enter into financing transactions that may change the capitalization of the issuer. Any acquisition or disposition of the issuer's securities may be made by means of open-market transactions, privately negotiated transactions, or direct transactions with the Issuer.

At the date of this amendment to the Schedule 13D, except as set forth in this Schedule 13D, as amended, and publicly announced by the issuer, the Reporting Person does not have any plans or proposals that it would take unilaterally that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 9,672,192 shares of Common Stock, representing 12.35% of the issued and outstanding Common Stock of the issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Bp4 S.r.l. - 9,672,192 shares of Common Stock
Transactions in the class effected during the past sixty days: Not applicable for this amendment.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
On the original filing of the Schedule 13D and its first amendment, Innovest S.p.A and Mr. Giandomenico Trombetta, each, were included as reporting persons because of their control over the voting and acquisition or disposition of shares of Common Stock of the issuer held by the Reporting Person herein. On February 1, 2025, their control over the Reporting Person was terminated by the voluntary appointment of a liquidator for the Reporting Person, which liquidator, Dr. Pedro Palau, has been invested with the sole power of voting of and sole dispositive authority over the shares of Common Stock held by the Reporting Person in the issuer.

Each of Innovest S.p.A and Mr. Giandomenico Trombetta own less than 1% of the issued and outstanding shares of Common Stock of the issuer as of the date of this report. Their ownership position occurred on February 1, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Bp4 S.r.l.: /S/ Dr. Pedro Palau, Liquidator, Dr. Pedro Palau, Liquidator (02/06/2025)